This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

June 2, 2006

Item 3.

Press Release

Issued on June 2, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. wishes to announce that it has granted 350,000 stock options to directors and officers of the Company, exercisable for a period of five years, at a price of $0.50 per share. These options are subject to regulatory and shareholder approvals.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 2nd day of June 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Friday, June 2, 2006

Contact:

Investor Relations

(No.2006-06-21)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Grants Stock Options

Vancouver, British Columbia – June 2, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) wishes to announce that it has granted 350,000 stock options to directors and officers of the Company, exercisable for a period of five years, at a price of $0.50 per share.

These options are subject to regulatory and shareholder approvals.

About Northern Canadian Minerals Inc.

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski, a geologist with over 25 years of exploration experience.  NCA is currently reviewing new projects in highly prospective uranium camps to further add to its portfolio of properties.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen Varshney ”

Praveen K. Varshney, President

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.